                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                   Filing No. 1 for the Month of August, 2002



                         ADB Systems International Inc.
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                           (Exact name of Registrant)


          6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
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                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X         Form 40-F __
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes __          No X
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                         ADB SYSTEMS INTERNATIONAL INC.


         On August 20, 2002, ADB Systems International Inc. ("ADB" or the "Company") announced that it has received a Nasdaq Staff Determination indicating that the Company fails to comply with the minimum bid price per share requirement for continued listing and that as a result, its common stock will be delisted from the Nasdaq SmallCap Market effective with the open of trading on August 22, 2002.

         With the consent of its Board of Directors, ADB has concluded that it will not appeal the Determination.

         Nasdaq has informed the Company that its common stock will be immediately eligible for trading on the over-the-counter electronic bulletin board ("OTCBB"), where it is expected to trade under the symbol "ADBI." ADB's listing on the Toronto Stock Exchange, where it trades under the symbol "ADY," is unaffected by the Nasdaq Determination.

         This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB's results to differ materially from expectations. These risks include ADB's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of ADB's products and services, competitive factors, new products and technological changes, and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that ADB's plan will be achieved.

         The Company hereby incorporates by reference this Form 6-K into its Registration Statement on Form F-3, and into the prospectus contained therein (File No. 333-40888).

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                ADB SYSTEMS INTERNATIONAL INC.


Date: August 21, 2002           By:  /s/ JOHN MACKIE
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                                     Name:   John Mackie
                                     Title:  Vice-President, General Counsel and
                                                    Corporate Secretary